NO ACT
P.E. 3-29-2001
1 32-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02056222

Act	34
Section	
Rule	11Ac1-1
Public Availability	4/12/01

April 12, 2001

Timothy H. Thompson, Esq.
Assistant General Counsel
Chicago Board Options Exchange
400 South LaSalle Street
Chicago, IL 60605

Re: Chicago Board Options Exchange's Request for Exemption from Rule 1[illegible]
Relating to the Treatment of Foreign Broker-Dealers

PROCESSED
AUG 29 2002
THOMSON
FINANCIAL

Dear Mr. Thompson:

In your letter, dated March 29, 2001, you request that the Securities and Exchange Commission ("Commission" or "SEC"), pursuant to Rule 11Ac1-1(e) under the Securities Exchange Act of 1934 ("Exchange Act"),[1] grant the Chicago Board Options Exchange ("CBOE" or "Exchange") an exemption that would permit the Exchange to treat foreign broker-dealers the same as U.S. broker-dealers for proposes of Rule 11Ac1-1 (the "Quote Rule").[2]

On November 17, 2000, the Commission adopted several amendments to the Quote Rule to extend its application to options exchanges and options market makers.[3] Generally, the Quote Rule requires exchanges to collect quotations, and sizes associated with those quotations, from their members who are responsible brokers or dealers and make those quotations and sizes available to quotation vendors. In applying the Quote Rule to listed options, the Commission recognized that the unique structure of the options markets, specifically the tremendous number of products that must be continuously quoted by options market makers or specialists, warranted special accommodations. In particular, the Commission determined it would be appropriate to

1 17 CFR 240.11Ac1-1(e). Exchange Act Rule 11Ac1-1(e) provides:

> The Commission may exempt from the provisions of this section, either unconditionally or on specific terms and conditions, any responsible broker or dealer, electronic communications network, exchange, or association if the Commission determines that such exemption is consistent with the public interest, the protection of investors and the removal of impediments to and perfection of the mechanisms of a national market system.

The Director of the Division of Market Regulation has delegated authority to grant an exemption under this provision pursuant to 17 CFR 200.30-3(a)(28). See Securities Exchange Release No. 44079 (March 15, 2001), 66 FR 15791 (March 21, 2001).

2 17 CFR 240.11Ac1-1.

3 See Securities Exchange Act Release No. 43591, 65 FR 75439 (December 1, 2000).

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permit the options exchanges to establish by rule, or collect from responsible brokers or dealers and make available to quotation vendors, quotation sizes for which responsible brokers or dealers are obligated under paragraph (c)(2) of the Quote Rule to execute broker-dealer orders in a different amount than such responsible brokers or dealers are obligated to execute customer orders.[4]

In your letter, you request an exemption from the Quote Rule to allow the CBOE to treat foreign broker-dealers the same as U.S. broker-dealers under the Quote Rule. You state that foreign broker-dealers do not fall within the literal definition of "broker" or "dealer" under the Exchange Act,[5] nor do they fall within the "intent" of the definition "customer."[6] You contend that even though the activities of foreign broker-dealers occur in another country, the nature of their activity is the same as that of U.S. broker-dealers. Therefore, you argue that foreign broker-dealers should not be treated as customers under the Quote Rule, but instead, should be treated the same as U.S. broker-dealers.

Response:

The Commission is exempting responsible brokers and dealers from the requirement under paragraph (c)(2) of the Quote Rule[8] to execute any order for the account of a foreign broker-dealer to buy or sell an options series in an amount up to such responsible broker's or dealer's published quotation size for orders for the account of a customer. This exemption is conditioned on such responsible broker or dealer executing orders for the account of foreign broker-dealers at a price at least as favorable as the responsible broker's or dealer's published bid or published offer in an amount up to its published quotation size for orders for the account of U.S. broker-dealers. The Commission's exemption applies to responsible brokers or dealers on each of the exchanges that trade listed options.

Although a foreign broker-dealer that is not a registered broker or dealer would fall within the definition of "customer" for purposes of the Quote Rule, the Commission believes that foreign broker-dealers should not be treated more favorably under the Quote Rule than U.S. broker-dealers. Currently, the Quote Rule would require responsible brokers or dealers to be obligated to execute foreign broker-dealers' orders in the same amount as they are obligated to execute other customers' orders, but would permit responsible brokers or dealers to be obligated to execute U.S. broker-dealers' orders for a different (and lesser) amount.

The Commission has determined that it is consistent with the public interest, the protection of investors and the removal of impediments to and perfection of the mechanism of a national market system to permit responsible brokers or dealers to have firm quote obligations

4 17 CFR 240.11Ac1-1(d)(1)(ii) and (iii).

5 Sections 3(a)(4) and (5) of the Exchange Act, 15 U.S.C. 78c(a)(4) and (5).

6 "Customer" is defined as "any person that is not a registered broker-dealer." 17 CFR 240.11Ac1-1(a)(26).

8 17 CFR 240.11Ac1-1(c)(2).

with respect to foreign broker-dealers that are equivalent to their firm quote obligations with respect to U.S. broker-dealers. Therefore, the Commission grants the requested exemption to allow U.S. options exchanges or associations subject to the Quote Rule to treat unregistered foreign broker-dealers as broker-dealers rather than customers for purposes of Rule 11Ac1-1(c)(2) and 11Ac1-1(d)(1)(ii) and (iii).

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,[9]

Annette L. Nazareth
Director

[9] 17 CFR 200.30-3(a)(28).

CBOE
CHICAGO BOARD OPTIONS EXCHANGE

Timothy Thompson
Assistant General Counsel
Legal Department

400 S. LaSalle Street
Chicago, Illinois 60605 312 786-7070
Fax: 312 786-7919

March 29, 2001

Via Facsimile and DHL Worldwide Express
Ms. Annette Nazareth, Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1001

Re: Proposed Exemption from Rule 11Ac1-1 for Foreign Broker Dealers from the Definition of Non-broker Dealer

Dear Ms. Nazareth

The Chicago Board Options Exchange, Inc. ("CBOE" or "Exchange") hereby requests that, pursuant to Rule 11Ac1-1(e) under the Securities Exchange Act of 1934 ("Exchange Act" or "Act"),[1] the Securities and Exchange Commission ("SEC" or "Commission") grant the Exchange an exemption that would permit foreign broker-dealers to be treated as broker dealers for purposes of Rule 11Ac1-1[2] and CBOE Rule 8.51. The exemption is appropriate for two reasons. First, the reasoning expressed by the Commission, in January 1998, when it approved the proposed rule change to CBOE Rule 8.51, which permitted the CBOE to treat foreign broker-dealers as broker-dealers for purposes of the firm quote requirement, is still applicable. Secondly, foreign broker-dealers do not fall within the "intent" of the customer definition in Rule 11Ac1-1. Therefore, for the reasons expounded below, the Exchange believes it is appropriate for the Commission to grant its request.

Background

In December 2000, the SEC adopted an amendment to Rule 11Ac1-1[3] ("the amendment"), which among other things, requires options exchanges to publish firm quotes.[4] The amendment allows options exchanges to establish different firm quote sizes for broker-dealer orders than for customer orders. Rule 11Ac1-1(a)(26) defines customer as "any person that is not a registered broker-dealer." Currently, under CBOE Rule 8.51, a foreign broker-dealer is

[1] 17 C.F.R. 240.11Ac1-1(e).

[2] Id.

[3] 17 CFR 240.11Ac1-1.

[4] Exchange Act Release No. 43591, 65 FR 75439 (December 1, 2000).

considered a broker-dealer for purposes of the firm quote requirement. CBOE Rule 8.51 must comply with Rule 11Ac1-1 by April 1, 2001, therefore, CBOE submits this request for an exemption.

Discussion

On January 30, 1998, the Commission approved a CBOE proposed rule change that permitted foreign broker-dealers to be treated as broker-dealers for purposes of Rule 8.51.[5] The Exchange stated that the purpose of the proposed rule change was to treat broker-dealers consistently irrespective of the country in which they conduct their activities and assure that broker-dealers operating outside the United States did not enjoy a competitive advantage over their U.S. counterparts. In the Commission's approval Order, it said:

> The Commission finds the proposed rule change...furthers the objectives of Section 6(b)(5) in particular in that, by eliminating unintended differences in treatment between broker-dealers acting within the United States and those acting in other countries, it is designed to promote just and equitable principles of trade, remove impediments to and perfect the mechanism of a free and open market and a national market system, and, in general, to protect investors and the public interest.[6]

The reasons annunciated by the Commission continue to apply.

In addition, the CBOE believes that although foreign broker-dealers do not fall within the literal meaning of "broker-dealer" under Rule 11Ac1-1[7], they also do not fall within the "intent" of the customer definition in Rule 11Ac1-1.[8] Even though the activities of foreign broker-dealers occur in another country, the nature of their activity is the same as that done by U.S. broker-dealers. Therefore, it would be appropriate for the Commission to grant the Exchange's exemption request.

If you require further information to consider this request, please contact the undersigned at (312) 786-7070.

Sincerely,

Timothy Thompson

Timothy H. Thompson

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5 Exchange Act Release No. 39604 (January 30, 1998), 63 FR 6247 (February 6, 1998)(SR-CBOE-97-66). This Notice and Order also permitted a foreign broker-dealer to be defined as a broker-dealer in the definitions and for purposes of CBOE Rule 7.4(a).

6 Id.

7 17 C.F.R. 240.11Ac1-1(e).

8 17 C.F.R. 240.11Ac1-1.